Transportation and Logistics Systems, Inc.

5500 Military Trail

Suite 22-357

Jupiter, FL 33458

April 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Anuja A. Majmudar, Attorney-Advisor

Re:	Transportation and Logistics Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 22, 2021
File No. 333-251059
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Majmudar:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Transportation and Logistics Systems, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-251059), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on May 4, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Michael H. Sproule, of Akabas & Sproule, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)        should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Transportation and Logistics Systems, Inc.

April 30, 2021

(iii)       the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter also confirms that the Registrant is aware of its obligations under the Securities Act of 1933, as amended, in particular the obligation to properly disseminate the prospectus in advance of sales. No underwriter is involved in the selling of the securities to be registered under the subject Registration Statement.

This letter also informs the SEC that, as no underwriter is involved in the selling of the securities to be registered under the subject Registration Statement, no amount of compensation is planned to be allowed or paid to any underwriter and no arrangements exist between the Registrant or the selling shareholders and any underwriter or other broker dealer.

We request that we be notified of such effectiveness by a telephone call to Mr. Sproule at (212) 308-8505, or in his absence David E. Bamberger, of Akabas & Sproule, at (917) 562-5398.

Sincerely

/s/ John Mercadante

John Mercadante,
Chief Executive Officer